Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES DIVIDEND
DISTRIBUTION POLICY AND DISTRIBUTION OF CASH DIVIDEND

Tel Aviv, Israel, January 16, 2007, Elbit Medical Imagining Ltd. (NASDAQ: EMITF) (the "Company") announced today that its board of directors, has adopted a dividend distribution policy (the "Policy"), pursuant to which the Company will distribute a cash dividend of at least 50% of its surpluses accrued by the Company every year; provided such dividend does not exceed 50% of the cash flow accrued by the Company from dividends and repayment of owners' loans received by the Company from subsidiaries in that year, all in accordance with the Company's audited and consolidated annual financial results (the "Annual Financial Results").

The Company will publish a detailed report with respect to any such distribution under the Policy, at a time close to the publication date of its Annual Financial Results for the previous year. Distribution of the Company's first dividend under the policy will be carried out in the year 2008, in respect of the year 2007.

Any distribution of dividends under the Policy is subject to specific resolution of the Company's board of directors determining the Company's compliance with the distribution criteria, as prescribed in the Companies Law, as may be from time to time, and to any applicable law. In reaching such resolution, the Company's board of directors will take into account, inter alia, the Company's liabilities and undertakings towards third parties, the Company's cash-flow needs and financing resources available to the Company. The board of directors is authorized in its sole discretion to change or terminate the Policy at any time. The adoption of the Policy does not serve to constitute any undertaking towards any third party.

The Policy was adopted based on Israeli generally accepted accounting principles currently applicable to the Company. However, in light of the adoption in Israel of International Financial Reporting Standards (“IFRS”), upon the adoption of such IFRS, the Company will review the Policy and may amend it as necessary.

In Addition, the Company’s board of directors has declared that it intends distributing approximately US $38.3 million (approximately US $1.5 per Ordinary Share) as a dividend to the Company's shareholders in respect of the year 2006, within 30 days of the publication of the Company's Annual Financial Results.

A definite resolution with respect to such distribution will be made upon approval of the Company's Annual Financial Results for the year 2006, and will be subject to the Company's compliance with the distributions criteria prescribed in the Companies Law, as discussed above, and to any applicable law. A detailed notice regarding such distribution will be published by the Company together with the publication of the Company's annual financial results for 2006.

Mr. Shimon Yitzhaki, the Company’s President, said: “Following the three last years upon which the Company distributed dividends at approximately a total sum of NIS 430 million resulting out of exists, which the Company’s management foresees will continue in the future, we are delighted to announce the adoption of a dividend policy to the Company’s shareholders and for their benefit. The dividend policy which the Company adopts is a responsible and well considered policy, promising, one the one hand, the sharing with the Company’s shareholders the Company’s profits, and on the other hand, preserving the satisfying financial firmness of the Company to its shareholders and debtors.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com